Shareholder Memo

In HP’s zeal to oppose the only shareholder proposal on the HP 2018 ballot (Item 4) HP management seems to be in support of a robust annual meeting.
However the 2018 annual meeting will not be an in-person meeting. The only way to ask a question on the day of the annual meeting could be to type it on a keyboard. The inspector of elections could be at a remote location from the broadcast site.

It seems a contradiction that a company that highlights its purported engagement with shareholders would be opposed to meeting its shareholders in-person.

The following extracts paraphrase the HP management statement opposing Item 4:

HP is in favor of stockholders having the opportunity to openly express views on proposed actions and to participate in a meeting and a stockholder vote.

A stockholder vote should occur in a transparent manner.

HP is in favor of a well-informed discussion.

HP opposes a process that is less transparent and less democratic.

HP and the Board regularly engage with and solicit the feedback of stockholders.

HP has a strong stockholder engagement program.

HP management even prevented its shareholders from voting on whether to have an in-person annual meeting.
Please see:
HP Inc. (December 28, 2016)
https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2016/cheveddennaylor122816-14a8.pdf

The 2018 HP proxy said stockholders and other interested parties can contact the HP Board by email at bod@hp.com.

The above HP management contradiction is but one reason to vote for:
Item 4:
Stockholders’ right to act by written consent
This proposal topic won 47%-support at the April 4, 2018 HPE annual meeting.

John Chevedden
HP shareholder

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*
*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send us your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.